UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2010
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .....................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .....................

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐          No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Stena AB and Consolidated Subsidiaries

135c Disclosure

On March 8, 2010, we issued a press release under Securities Act Rule 135c announcing a private placement of €150 million aggregate principal amount of senior notes due 2020 (the “Notes”). The press release announcing the private placement is attached hereto as Exhibit 99.1.

Exhibits

See Exhibit Index following the Signatures page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2010	STENA AB (PUBL)

	By:	/s/ Staffan Hultgren
	Name:	Staffan Hultgren
	Title:	Vice President & Deputy CEO

Stena AB and Consolidated Subsidiaries

STENA AB (PUBL)
(THE “REGISTRANT”)
(COMMISSION FILE NO. 33-99284)

EXHIBIT INDEX
TO
FORM 6-K
DATED MARCH 8, 2010

Exhibit No.	Exhibit Description	Filed Herewith
99.1	Press release announcing a private placement of Notes, dated March 8, 2007	X